UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SIZMEK INC.

(Name of Subject Company (Issuer))

SOLOMON MERGER SUBSIDIARY, INC.

SOLOMON HOLDING, LLC

(Name of Filing Persons (Offerors))

VECTOR SOLOMON HOLDINGS (CAYMAN), LTD.

VECTOR CAPITAL IV, L.P.

VECTOR CAPITAL IV INTERNATIONAL, L.P.

VECTOR ENTREPRENEUR FUND III, L.P.

(Name of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

83013P105

(CUSIP Number of Class of Securities)

Alex Beregovsky

Solomon Holding, LLC

c/o Vector Capital Management, L.P.

One Market Street

Steuart Tower, 23rd Floor

San Francisco, California 94104

(415) 293-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Jeffrey B. Golden

Joshua M. Zachariah

Kirkland & Ellis LLP

555 California Street

Suite 2700

San Francisco, CA 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$121,610,311	$12,247

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 29,140,035 shares of voting common stock, par value $0.001 per share, at an offer price of $3.90 per share. The transaction value also includes 2,042,096 shares issuable upon settlement of time or performance based restricted stock units multiplied by the offer price of $3.90 per share. The calculation assumes that the 560,056 outstanding stock options will be cancelled without payment to the holders because the exercise price with respect to such stock options exceeds the offer price. The calculation of the filing fee is based on information provided by Sizmek Inc. as of August 3, 2016.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by (i) Solomon Holding, LLC, a Delaware limited liability company (“Parent”), (ii) Solomon Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), (iii) Vector Solomon Holdings (Cayman), Ltd., a Cayman Islands limited liability exempted company, an affiliate of each of Parent and Purchaser (“Holdings”), (iv) Vector Capital IV, L.P., a Delaware limited partnership , an affiliate of each of Parent and Purchaser (“VC IV”), (v) Vector Capital IV International, L.P., a Cayman Islands limited partnership, an affiliate of each of Parent and Purchaser (“Vector International”) and (vi) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership, an affiliate of each of Parent and Purchaser (“VEF III”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sizmek Inc., a Delaware corporation (the “Company”), at a price of $3.90 per Share, net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 29, 2016 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Sizmek Inc.

500 West 5th Street, Suite 900

Austin, TX 78701

(512) 469-5900

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of the close of business on July 31, 2016, there were 29,140,035 Shares issued and outstanding, 560,056 Shares issuable upon exercise of outstanding stock option grants and 2,042,096 Shares issuable upon settlement of time or performance based restricted stock units (assuming maximum performance objectives are achieved).

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference, including the following sections incorporated herein by reference:

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material United States Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

THE TENDER OFFER—Section 18 (“Miscellaneous”)

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions and (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by the Company on August 3, 2016 (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(a)(1)(G)	Summary Advertisement as published in the New York Times on August 29, 2016.

(a)(1)(H)	Joint Press Release issued by the Company, Holdings, VC IV, Vector International and VEF III on August 29, 2016.

(a)(5)(A)	Class Action Complaint dated August 11, 2016 (MSS 12-09 Trust v. Sizmek Inc., et al).

(a)(5)(B)	Class Action Complaint dated August 24, 2016 (William Deltac v. Sizmek Inc., et al).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of August 3, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Amendment No. 1 to Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on August 9, 2016).

(d)(2)	Confidentiality Agreement, dated March 23, 2016, between the Company and Vector Capital Management, L.P.

(d)(3)	Limited Guarantee, dated as of August 3, 2016, by VC IV in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(d)(4)	Equity Commitment Letter, dated as of August 3, 2016, from VC IV to Parent.

(d)(5)	Tender and Voting Agreement, dated as of August 3, 2016, by and among the Company, Parent, Purchaser and Moon Doggie Family Partnership L.P. (incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(d)(6)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Scott K. Ginsburg (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(d)(7)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Neil H. Nguyen (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOLOMON MERGER SUBSIDIARY, INC.

By	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	President
Date:	August 29, 2016

SOLOMON HOLDING, LLC

By	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	President
Date:	August 29, 2016

VECTOR SOLOMON HOLDINGS (CAYMAN), LTD.

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 29, 2016

VECTOR CAPITAL IV, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 29, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 29, 2016

VECTOR CAPITAL IV INTERNATIONAL, L.P.

By	Vector Capital Partners IV, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 29, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 29, 2016

VECTOR ENTREPRENEUR FUND III, L.P.

By	Vector Capital Partners III, L.P.
Its:	General Partner

By	Vector Capital, Ltd.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Director
Date:	August 29, 2016

By	Vector Capital, L.L.C.
Its:	General Partner

By	/s/ David Baylor
Name:	David Baylor
Title:	Chief Operating Officer
Date:	August 29, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 29, 2016.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Press Release issued by the Company on August 3, 2016 (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(a)(1)(G)	Summary Advertisement as published in the New York Times on August 29, 2016.

(a)(1)(H)	Joint Press Release issued by the Company, Holdings, VC IV, Vector International and VEF III on August 29, 2016.

(a)(5)(A)	Class Action Complaint dated August 11, 2016 (MSS 12-09 Trust v. Sizmek Inc., et al).

(a)(5)(B)	Class Action Complaint dated August 24, 2016 (William Deltac v. Sizmek Inc., et al).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of August 3, 2016, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Amendment No. 1 to Current Report on Form 8-K/A filed by the Company with the Securities and Exchange Commission on August 9, 2016).

(d)(2)	Confidentiality Agreement, dated March 23, 2016, between the Company and Vector Capital Management, L.P.

(d)(3)	Limited Guarantee, dated as of August 3, 2016, by VC IV in favor of the Company (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(d)(4)	Equity Commitment Letter, dated as of August 3, 2016, from VC IV to Parent.

(d)(5)	Tender and Voting Agreement, dated as of August 3, 2016, by and among the Company, Parent, Purchaser and Moon Doggie Family Partnership L.P. (incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(d)(6)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Scott K. Ginsburg (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(d)(7)	Tender and Voting Agreement, dated as of August 3, 2016, by and among Parent, Purchaser and Neil H. Nguyen (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on August 3, 2016).

(g)	None.

(h)	None.